As Filed with the Securities and Exchange Commission on August 16, 2017

File No. 812-14776

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT"), FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

IN THE MATTER OF THE APPLICATION

OF

NORTHERN LIGHTS FUND TRUST

PRINCETON FUND ADVISORS, LLC

FORESIDE DISTRIBUTION SERVICES, L.P.

AND

NORTHERN LIGHTS DISTRIBUTORS, LLC

Please direct all written or oral communications regarding this Application to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, OH 43215

With copies to:

Richard Malinowski, Esq.

Gemini Fund Services

80 Arkay Drive

Hauppauge, NY 11788

This Application (including exhibits) consists of 18 pages

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:	)
)
)
)
NORTHERN LIGHTS FUND TRUST	)	AMENDMENT NO. 1 TO APPLICATION FOR AN
17605 Wright Street	)	ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT
Omaha, NE 68130)		COMPANY ACT OF 1940, AS AMENDED (THE "ACT"), FOR
	)	AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF
PRINCETON FUND ADVISORS, LLC	)	THE ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE
1580 Lincoln Street	)	ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND
Denver, CO 80203)		(2) OF THE ACT
)
FORESIDE DISTRIBUTION SERVICES, L.P.	)
400 Berwyn Park, Suite 125)
899 Cassatt Road	)
Berwyn, PA 19312 NORTHERN LIGHTS DISTRIBUTORS, LLC 17605 Wright Street Omaha, NE 68130)
)
Investment Company Act of 1940)
File No. 812-14776)

I.	INTRODUCTION

Northern Lights Fund Trust (the "Trust"), Princeton Fund Advisors, LLC (the "Adviser"), Northern Lights Distributors, LLC ("NLD") and Foreside Distribution Services, L.P. ( "Foreside") (each of NLD and Foreside, a "Distributor")(collectively referred to as the "Applicants") submit this amended application (the "Application") with the Securities and Exchange Commission (the "SEC" or the "Commission") to request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the Act.

Applicants request the exemption to permit registered open-end management investment companies that are not part of the same "group of investment companies" within the meaning of Section 12(d)(1)(G)(ii) of the Act as the Trust (the "Investing Funds") to acquire shares in series of the Trust advised by the Adviser (each a "Fund" and collectively, the "Funds") in excess of the limits in Section 12(d)(1)(A) of the Act and the Funds, any principal underwriter for a Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") ("Broker"), to sell shares of the Funds to the Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act. Applicants request that the relief apply to: (1) the Trust and any series thereof that currently is part of the same 'group of investment companies,' within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust and is advised by the Adviser; (2) each Investing Fund that enters into a Participation Agreement (as defined below) with a Fund to purchase shares of the Fund; and (3) any principal underwriter to a Fund or Broker selling shares of a Fund. Applicants also request an order under Sections 6(c) and 17(b) of the Act to exempt applicants from Section 17(a) to the extent necessary to permit a Fund to sell its shares to and redeem its shares from an Investing Fund. In addition, the Applicants request that the order apply to any future series of the Trust, and any other existing or future registered open-end management investment companies and any series thereof that are, or may in the future be, advised by the Advisor and that are part of the same group of investment companies, as defined in Section

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12(d)(1)(G)(ii) of the Act as the Trust (together with the existing series of the Trust, each series a “Fund” and collectively, the “Funds”).”1

Each Investing Fund will be advised by an investment adviser that meets the definition of Section 2(a)(20)(A) of the Act registered as such under the Investment Advisers Act of 1940 (each, an "Investing Fund Adviser"). Some Investing Funds also may be advised by investment adviser(s) that meet the definition of Section 2(a)(20)(B) of the Act (each, an "Investing Fund Subadviser").

Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds are unaffiliated registered management investment companies that are not part of the same group of investment companies as the Funds. Therefore, Applicants propose to require that an Investing Fund undertake a contractual obligation to participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. Therefore, a participation agreement will be entered into between the Trust, on behalf of the Funds, and each Investing Fund (the "Participation Agreement").

Any Investing Fund that intends to invest in a Fund in excess of the limits of section 12(d)(1)(A) of the Act would be required, under the Participation Agreement, to adhere to the terms and conditions of the requested order. The Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other registered investment company.

All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

II.	THE APPLICANTS

A.       THE TRUST

The Trust is organized as Delaware statutory trust and registered under the Act as an open-end management investment company. The Trust currently offers shares of many series, which pursue different investment objectives and principal investment strategies. The Funds are each a separate series of the Trust.

B.       THE ADVISER

Each Fund has entered into an investment advisory agreement with the Adviser pursuant to which the Adviser provides investment management advice (directly or through a sub-adviser) and manages the Fund's business affairs, subject to the general oversight of the Fund's board of trustees ("Board"). The Adviser, a Delaware limited liability company, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and currently serves as investment adviser to each of the Funds.

C.       THE DISTRIBUTORS

Foreside is a Delaware limited liability company and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Foreside currently serves as principal underwriter and distributor of the Shares of one of the Funds as described in that Fund’s prospectus.

NLD is a Nebraska limited liability company and is registered as a broker-dealer under the Exchange Act and as a member of FINRA. NLD currently serves as principal underwriter and distributor of the Shares of certain Funds as described in such Funds’ prospectuses.

III.	LEGAL ANALYSIS

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1 Certain of the Funds may be registered under the Act as open-end management investment companies and may have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).

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A.       SECTION 12(D)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's total outstanding voting stock, or if the sale will cause more than 10% of the acquired company's total outstanding voting stock to be owned by investment companies generally.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act's restrictions against investment companies investing in other investment companies are not repeated.2

1.       Section 12(d)(1)(J). The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).3 Applicants agree to conditions that adequately address these concerns. Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a.       No Undue Influence. Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report. The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by an Investing Fund or its affiliated persons over the Funds.

Condition 1 contains measures designed to limit the control that an Investing Fund may have over a Fund. (All Conditions are delineated under "V. APPLICANTS' CONDITIONS," below.) Condition 1 prohibits the Investing Fund Adviser, any person controlling, controlled by, or under common control with the Investing Fund Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser or any person controlling, controlled by, or under common control with the Investing Fund Adviser (the Investing Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund Subadviser, any person controlling, controlled by, or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by, or under common control with the Investing Fund Subadviser (the "Investing Fund's Subadvisory Group").

Applicants further state that Condition 2 precludes an Investing Fund or the Investing Fund Adviser, any Investing Fund Subadviser, promoter or principal underwriter of an Investing Fund, as well as any person controlling, controlled by or under common control with any of those entities (each, an "Investing Fund Affiliate") from taking advantage of a Fund, with respect to transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or its investment adviser(s), sponsor, promoter, and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, a "Fund Affiliate"). In general, no Investing Fund or Investing Fund Affiliate will cause a Fund to purchase a security in an Affiliated Underwriting (as defined below). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate (as defined below) is an

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2 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

3 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966) (the "PPI Report").

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"Affiliated Underwriting." For the purposes of this Application, an "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, trustee, advisory board member, Investing Fund Adviser, Investing Fund Subadviser, or employee of the Investing Fund, or a person of which any such officer, director, trustee, advisory board member, Investing Fund Adviser, Investing Fund Subadviser, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

To further assure that a Fund understands the implications of an investment by an Investing Fund under the requested order, prior to an Investing Fund's investment in the shares of a Fund in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Investing Fund and each Fund will execute an agreement stating, without limitation, that their Boards (as defined below) and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order ("Participation Agreement"). The board of directors or trustees, as applicable, of a specified entity is referred to herein as a "Board." Applicants note that each of the Funds (other than an ETF whose shares are purchased by an Investing Fund in the secondary market) will retain its right at all times to reject any investment by an Investing Fund.4

b.       No Excessive Layering of Fees. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. To assure that the investment advisory or management fees are not duplicative, Applicants state that in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Investing Fund, including a majority of the directors or trustees who are not "interested persons," as defined in Section 2(a)(19) of the Act ("Independent Trustees"), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any advisory contract(s) of any Fund in which the Investing Fund invests. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Investing Fund. Applicants further state that the Investing Fund Adviser will waive fees otherwise payable to it by an Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or an affiliated person of the Investing Fund Adviser, in connection with the investment by the Investing Fund in the Fund, subject to certain exceptions noted in Condition 10. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds set forth in FINRA Rule 2341.

c.       Structure is Not Overly Complex. Applicants state that the proposed arrangement will not create an overly complex fund structure because no Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

B.       SECTIONS 17(a), 17(b) AND 6(c) OF THE ACT

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Because an Investing Fund relying on the requested order could potentially own more than 5% of the outstanding voting securities of a Fund, the Fund could become an affiliated person of the Investing Fund. Section 17(a) then would prohibit the sale of shares of a Fund to the Investing Fund and the redemption of such shares.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each

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4 A Fund, including an ETF, would retain its right to reject any initial investment by an Investing Fund in excess of the limit in Section 12(d)(l)(A)(i) of the Act by declining to execute the Participation Agreement with the Investing Fund.

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registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Applicants believe that the terms of the proposed arrangement, which could result in a Fund being an affiliated person of an Investing Fund, are fair and reasonable and do not involve overreaching on the part of any person concerned. The Commission has interpreted its authority under Section 17(b) narrowly as extending only to a single transaction and not a series of transactions. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the terms of the proposed transactions are fair and reasonable and do not involve overreaching.5 In transactions between the Investing Funds and the Funds, shares of the Funds will be sold and redeemed at their net asset values.6

Applicants also submit that the proposed transactions will be consistent with the policies of each Investing Fund. The investment of assets of the Investing Fund in shares of the Funds and the issuance of shares by the Funds to the Investing Fund will be effected in accordance with the investment restrictions of each Investing Fund and will be consistent with the investment policies set forth in the registration statement of such Investing Fund. The proposed transactions will also be consistent with the policies of each Fund.

Applicants further submit that the proposed transactions are consistent with the general purposes of the Act. Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by the affiliated person. The proposed transactions involve the sale and redemption of the Funds' shares based on their net asset value, the same consideration paid and received by any other purchaser of the Funds' shares.

Also, for the reasons articulated in the legal analysis of section 12(d)(1)(J), above, Applicants submit here that the proposed transactions are appropriate in the public interest and consistent with the protection of investors. Applicants also submit that the proposed transactions are consistent with the policies and provisions of the Act.

IV.	PRECEDENT

The Application is substantially similar to an application previously granted by the Commission, to an open-end management investment company (“acquired fund”) that sought exemptive relief to permit other registered management investment companies that were not part of the same “group of investment companies” as the acquired fund, to engage in transactions with certain series of the acquired funds in excess of the limits set forth in Section 12(d)(1)(A) and (B). Reference is made to Forward Funds, et al., Investment Company Act Rel. No. 30411 (Notice); Investment Company Act Rel. No. 30437 (Order) (the "Forward Funds Order"). Forward Funds requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act.

In addition, the Commission also has granted exemptive orders to other applicants who sought relief for similar funds of funds structures and investments, and whose requests for relief included conditions substantially similar to those included in this application. The proposed purchase and sale transactions in this application regarding investments in funds by investing funds that are not part of the same group of investment companies are substantially identical to those in the relief

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5 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by an Investing Fund of shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

6 Applicants note that an Investing Fund generally would purchase and sell shares of a Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Fund. The requested relief is intended to cover, however, transactions directly between Funds and Investing Funds. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the ETF is also an investment adviser to the Investing Fund.

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granted to Forward Funds, et al., Investment Company Act Rel. No. 30411 (Feb. 28, 2013) (Notice); Investment Company Act Rel. No. 30437 (Mar. 26, 2013) (Order).

V.	APPLICANTS' CONDITIONS

Applicants agree that the order granting the requested relief will be subject to the following conditions:

1.       The members of an Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Investing Fund's Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund's shares. This condition does not apply to the Investing Fund's Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.       No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in shares of a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.       The Board of an Investing Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Subadviser(s) are conducting the investment program of the Investing Fund without taking into account any consideration received by the Investing Fund or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.       Once an investment by an Investing Fund in the securities of a Fund exceeds the limit of Section 12(d)(l)(A)(i) of the Act, the Board of the Fund, including a majority of the Independent Trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.       No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

6.       The Board of a Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in shares of the Fund. The Board will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.       Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated

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Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of a Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate's members, (c) terms of the purchase, and (d) information or materials upon which the Board's determinations were made.

8.       Before investing in shares of a Fund in excess of the limits in Section 12(d)(l)(A) of the Act, each Investing Fund and Fund will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.       Prior to approving any advisory contract under Section 15 of the Act, the Board of each Investing Fund, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Fund may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Investing Fund.

10.       The Investing Fund Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or an affiliated person of the Investing Fund Adviser, other than any advisory fees paid to the Investing Fund Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Fund.

11.       Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds set forth in FINRA Rule 2341.

12.       No Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VI.	REQUEST FOR ORDER

Applicants request an order pursuant to Sections 12(d)(1)(J), 17(b) and 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore. Applicants respectfully request that the Commission grant the requested relief.

Applicants have caused this amended Application to be duly signed on their behalf on the 16th day of August , 2017.

Respectfully submitted,

NORTHERN LIGHTS FUND TRUST

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Name: Kevin Wolf
Title: President

PRINCETON FUND ADVISORS, LLC

Name: Greg Anderson
Title: President

NORTHERN LIGHTS DISTRIBUTORS, LLC Name: Brian Nielsen Title: Chief Executive Officer
FORESIDE DISTRIBUTION SERVICES L.P.

Name: Mark A. Fairbanks
Title: Vice President

Date: August 16, 2017

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LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)	A-1 through A-3
Verifications of Signatures Required Pursuant to Rule 0-2(d)	B-1 through B-3
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EXHIBIT A

EXHIBIT A-1

Authorization for Northern Lights Fund Trust

Secretary's Certificate

I, Stephanie Shearer, Secretary of Northern Lights Fund Trust, a Delaware statutory trust (the "Trust"), having its principal place of business in the City of Omaha, County of Douglas, State of Nebraska, do hereby certify that:

Attached is a true and correct copy of the resolutions adopted by the Board of Trustees of the Trust effective as of December 7, 2016.

IN WITNESS WHEREOF, I have hereupon set may hand this 16th day of August, 2017.

By:
Name:	Stephanie Shearer
Title:	Secretary,
Northern Lights Fund Trust

MEETING OF THE BOARD OF TRUSTEES OF

NORTHERN LIGHTS FUND TRUST

RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the SEC for an order pursuant to Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and Sections 6(c) and 17(b) of the Act Exempting Certain Transactions from Section 17(a) of the Act under the 1940 Act; and

FURTHER RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Trust any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

FURTHER RESOLVED, that the Board of Trustees hereby ratifies and confirms and agrees to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

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EXHIBIT A-2

Authorization for Princeton Fund Advisors, LLC

In accordance with Rule 0-2(c) under the Act, Greg Anderson states that all actions necessary to authorize the execution and filing of this Application by Princeton Fund Advisors, LLC have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of Princeton Fund Advisors, LLC.

IN WITNESS WHEREOF, I have hereupon set my hand this 4th day of August, 2017.

By:

Name:  Greg Anderson

Title:     President

      Princeton Fund Advisors, LLC

12

EXHIBIT A-3

Authorization for Foreside Distribution Services, L.P.

In accordance with Rule 0-2(c) under the Act, Mark Fairbanks states that all actions necessary to authorize the execution and filing of this Application by Foreside Distribution Services, L.P. have been taken, and that as Vice President thereof, he is authorized to execute and file the same on behalf of Foreside Distribution Services, L.P.

IN WITNESS WHEREOF, I have hereupon set my hand this 4th day of August, 2017.

By:

Name:  Mark A. Fairbanks

Title:    Vice President

13

EXHIBIT A-3

Authorization for Northern Lights Distributors, LLC

In accordance with Rule 0-2(c) under the Act, Brian Nielsen states that all actions necessary to authorize the execution and filing of this Application by Northern Lights Distributors, LLC have been taken, and that as Chief Executive Officer thereof, he is authorized to execute and file the same on behalf of Northern Lights Distributors, LLC.

IN WITNESS WHEREOF, I have hereupon set my hand this 4th day of August, 2017.

By:

Name:   Brian Nielsen

Title:     Chief Executive Officer

14

EXHIBIT B

EXHIBIT B-1

Verification for Northern Lights Fund Trust

The undersigned states that he has duly executed the attached Application for and on behalf of Northern Lights Fund Trust (the "Trust"), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

Name:  Kevin Wolf

Title:    President

     Northern Lights Fund Trust

15

EXHIBIT B-2

Verification for Princeton Fund Advisors, LLC

The undersigned states that he has duly executed the attached Application for and on behalf of Princeton Fund Advisors, LLC ("PFA"), that he is the President of PFA and that all actions of PFA necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Greg Anderson

Name:  Greg Anderson

Title:    President

     Princeton Fund Advisors, LLC

16

EXHIBIT B-3

Verification for Foreside Distribution Services, L.P.

The undersigned states that he has duly executed the attached Application for and on behalf of Foreside Distribution Services, L.P. ("Foreside"), that he is the Vice President of Foreside and that all actions of Foreside necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

Name:   Mark Fairbanks

Title:     Vice President

17

EXHIBIT B-4

Verification for Northern Lights Distributors, LLC

The undersigned states that he has duly executed the attached Application for and on behalf of Northern Lights Distributors, LLC ("NLD"), that he is the Chief Executive Officer of NLD and that all actions of NLD necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

Name:    Brian Nielsen

Title:      Chief Executive Officer

18